SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Persuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 5, 2004

Swedish Match AB

(Translation of Registrant’s Name into English)

Rosenlundsgatan 36

S-118 85 Stockholm, Sweden

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes  ☒     No  ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure: Karsten Slotte proposed for Swedish Match Board of Directors

SIGNATURES

Persuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swedish Match AB

Date:	February 5, 2004	By:	s/ Bertil Raihle

Bertil Raihle Vice President Corporate Control

Nasdaq: SWMAY Stockholmsbörsen: SWMA

PRESS RELEASE

5 February, 2004

Karsten Slotte proposed for Swedish Match Board of Directors

Prior to the Annual General Meeting, the Nominating Committee of Swedish Match AB is proposing the new election of Karsten Slotte, 50, to the Board of Directors. The Committee also proposes the re-election of the Chairman Bernt Magnusson as well as Jan Blomberg, Tuve Johannesson, Arne Jurbrant, President and CEO Lennart Sundén and Meg Tivéus. Klaus Unger has declined re-election.

The Nominating Committee is appointed by the Annual General Meeting and comprises Board Chairman Bernt Magnusson, who also chairs the Committee, Björn Franzon, Fourth AP Fund, Staffan Grefbäck, Alecta, and Marianne Nilsson, Robur.

Karsten Slotte is President and CEO of Cloetta Fazer, a position he assumed in 2002. He joined Karl Fazer AB in 1997 as Division Manager and the following year was appointed Executive Vice President of the company, which merged with Cloetta in 2000. Cloetta Fazer, the largest confectionery company in the Nordic region, has annual sales of SEK 3 billion, with 2,100 employees. Karsten Slotte has held executive positions and served as president since the beginning of the 1990s at Cultor OY (Danisco Finland), LT-Tukku and Vasakvarn.

In its proposal to the Annual General Meeting, the Committee made particular note of Karsten Slotte’s knowledge and experience in the area of branding within the fast-moving consumer goods sector in the Nordic markets. Given his broad international experience, Slotte is expected to contribute valuable knowledge to the Swedish Match Board.

“Klaus Unger, who will turn 70 during the year, now wishes to retire from the Board after a long period of service in Swedish Match and 20 years as a Board member. He has unique expertise and we thank him for the invaluable contribution he has made to the Group’s development,” says Bernt Magnusson.

Swedish Match is a unique company with its range of market-leading brands in the product areas of snuff and chewing tobacco, cigars and pipe tobacco – tobacco’s niche products – as well as matches and lighters. The Group’s global operations generated sales of 13,018 MSEK in 140 countries for the twelve month period ending September 30, 2003. Swedish Match shares are listed on Stockholmsbörsen (SWMA) and Nasdaq (SMWAY).

Swedish Match AB (publ), SE-118 85 Stockholm

Visiting address: Rosenlundsgatan 36, Telephone: + 46 8 658 02 00

Corporate Identity Number: 556015-0756

www.swedishmatch.com

For further information, please contact:

Lennart Sundén, President and Chief Executive Officer

Office +46 8 658 01 75

Sven Hindrikes, Executive Vice President and Chief Financial Officer

Office +46 8 658 02 82, Mobile +46 70 567 41 76

Bo Aulin, Senior Vice President, Secretary and General Counsel

Office +46 8 658 03 64, Mobile +46 70 558 03 64

Emmett Harrison, Vice President, Investor Relations

Office +46 8 658 01 73, Mobile +46 70 938 01 73

Lin McKinnie, Vice President, Investor Relations (US)

Office +1 804 302 1912, Mobile +1 804 868 8127